UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Mobileye Global Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

60741F104
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60741F104

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power* 711,500,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power* 711,500,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 711,500,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 88.3%

12.	Type of Reporting Person (See Instructions) CO

(1) Reflects 711,500,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), convertible into an equal number of shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), at the option of the holder and automatically upon certain transfers as described in the Amended and Restated Certificate of Incorporation of Mobileye Global Inc., held directly by Intel Overseas Funding Corporation, of which Intel Corporation (the “Reporting Person”) is the sole stockholder.
(2) Reflects the percentage calculated based upon 94,647,954 shares of Class A Common Stock outstanding as of November 2, 2023, as reported in the quarterly report on Form 10-Q of Mobileye Global Inc. filed with the

Securities and Exchange Commission on November 9, 2023, and the 711,500,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Reporting Person.

Item 1.

(a)	Name of Issuer Mobileye Global Inc.
(b)	Address of Issuer’s Principal Executive Offices Mobileye Global Inc. c/o Mobileye B.V. Har Hotzvim, 13 Hartom Street P.O. Box 45157 Jerusalem 9777513, Israel

Item 2.
(a)	Name of Person(s) Filing Intel Corporation
(b)	Address of Principal Business Office or, if none, Residence Intel Corporation 2200 Mission College Boulevard Santa Clara, California 95054-1549
(c)	Citizenship Delaware
(d)	Title of Class of Securities Class A Common Stock, $0.01 par value per share
(e)	CUSIP Number 60741F104

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.    Ownership

The responses to Items 5,6,7,8,9 and 11 on the cover page are incorporated by reference.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
.
.Item 6    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.     Identification and Classification of Members of the Group

Not applicable

Item 9.     Notice of Dissolution of Group

Not applicable

Item 10.     Certifications.

Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2024

INTEL CORPORATION
By: /s/ David Miscia
Name: David Miscia Title: Associate General Counsel
INTEL CORPORATION
POWER OF ATTORNEY

The undersigned company (the “Company”) hereby constitutes and appoints Patrick Bombach, and David Miscia, and with full power of substitution, the Company’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney will remain in full force and effect until either revoked in writing by the Company, or until such time as the person to whom power of attorney is hereby granted ceases to be an Intel Corporation employee.

The Company has caused this Power of Attorney to be executed as of February 6, 2023.

INTEL CORPORATION

By: /s/ April Miller Boise
April Miller Boise
Executive Vice President and Chief Legal Officer